SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 29, 2015

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2015

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

No. 15-085E
3:00 P.M. JST, October 29, 2015

Consolidated Financial Results for the Second Quarter Ended September 30, 2015

Tokyo, October 29, 2015 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2015 (July 1, 2015 to September 30, 2015).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015*
Sales and operating revenue	¥1,901.5	¥1,892.7	-0.5%	$15,773
Operating income (loss)	(85.6)	88.0	-	733
Income (loss) before income taxes	(90.0)	72.2	-	602
Net income (loss) attributable to Sony Corporation’s stockholders	(136.0)	33.6	-	280
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(124.32)	¥26.64	-	$0.22
- Diluted	(124.32)	26.10	-	0.22

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 120 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2015.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended September 30, 2014 and 2015 are presented below.

	Second Quarter ended September 30
	2014	2015	Change
The average rate of yen
1 U.S. dollar	¥103.9	¥122.2	15.0%	(yen depreciation)
1 Euro	137.8	135.9	1.4	(yen appreciation)

Consolidated Results for the Second Quarter Ended September 30, 2015

Sales and operating revenue (“Sales”) decreased 0.5% compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,892.7 billion yen (15,773 million U.S. dollars).  Sales were essentially flat year-on-year mainly due to a decrease in Financial Services segment revenue, reflecting a deterioration in investment performance in the separate account, and a decrease in Mobile Communications (“MC”) segment sales, reflecting a significant decrease in smartphone unit sales, substantially offset by the impact of foreign exchange rates and a significant increase in Game & Network Services (“G&NS”) segment sales, reflecting an increase in PlayStation®4 (“PS4”) software sales.  On a constant currency basis, sales decreased 7% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 10.

Operating income of 88.0 billion yen (733 million U.S. dollars) was recorded, compared to an operating loss of 85.6 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the 176.0 billion yen impairment of goodwill recorded in the MC segment in the same quarter of the previous fiscal year.  This improvement was partially offset by a significant deterioration in the operating results of the Pictures segment.

During the current quarter, restructuring charges, net, decreased 3.8 billion yen year-on-year to 5.6 billion yen (48 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income (loss), increased 0.3 billion yen year-on-year to 0.9 billion yen (8 million U.S. dollars).

The net effect of other income and expenses was an expense of 15.8 billion yen (132 million U.S. dollars), a deterioration of 11.5 billion yen year-on-year mainly due to an increase in foreign exchange loss, net.

Income before income taxes of 72.2 billion yen (602 million U.S. dollars) was recorded, compared to a loss of 90.0 billion yen in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 23.9 billion yen (199 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 33.1%.  In the same quarter of the previous fiscal year, 30.1 billion yen of income tax expense was recorded despite the net loss before income taxes.  This was primarily due to the nondeductible goodwill impairment recorded during the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, of 33.6 billion yen (280 million U.S. dollars) was recorded, compared to a loss of 136.0 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥329.5	¥279.2	-15.2%	$2,327
Operating loss	(170.6)	(20.6)	-	(172)

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the MC segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 15.2% year-on-year (a 17% decrease on a constant currency basis) to 279.2 billion yen (2,327 million U.S. dollars).  This decrease was due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.

Operating loss decreased 150.0 billion yen year-on-year to 20.6 billion yen (172 million U.S. dollars).  This significant decrease in the operating loss was primarily due to the above-mentioned 176.0 billion yen impairment charge of goodwill recorded in the same quarter of the previous fiscal year.  The operating results were also primarily affected by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and an increase in restructuring charges.  The negative impact of the above-mentioned decrease in smartphone unit sales was offset by an improvement in product mix reflecting a shift to high value-added models, as well as reductions in costs including marketing and research and development expenses.  During the current quarter there was a 24.4 billion yen negative impact from foreign exchange rate fluctuations.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥309.5	¥360.7	+16.5%	$3,006
Operating income	21.8	23.9	+9.8	199

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices.

Sales increased 16.5% year-on-year (a 10% increase on a constant currency basis) to 360.7 billion yen (3,006 million U.S. dollars).  This significant increase was primarily due to an increase in PS4 software sales as well as the impact of foreign exchange rates, partially offset by a decrease in PlayStation®3 (“PS3”) software sales.

Operating income increased 2.1 billion yen year-on-year to 23.9 billion yen (199 million U.S. dollars).  This increase was primarily due to the above-mentioned increase in PS4 software sales, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs and the above-mentioned decrease in PS3 software sales.  During the current quarter there was a 13.1 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥178.6	¥186.0	+4.1%	$1,550
Operating income	20.1	25.9	+28.6	215

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products.

Sales increased 4.1% year-on-year (a 3% decrease on a constant currency basis) to 186.0 billion yen (1,550 million U.S. dollars), primarily due to an improvement in product mix of digital cameras* reflecting a shift to high value-added models and the impact of foreign exchange rates, partially offset by a decrease in unit sales of digital cameras reflecting a contraction of the market.

Operating income increased 5.8 billion yen year-on-year to 25.9 billion yen (215 million U.S. dollars).  This increase was mainly due to the improvement in digital camera product mix and cost reductions, partially offset by the impact of the above-mentioned decrease in unit sales of digital cameras.  During the current quarter there was a 1.9 billion yen positive impact from foreign exchange rate fluctuations.

* Digital cameras includes compact digital cameras, interchangeable single-lens cameras and interchangeable lenses.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥289.7	¥289.1	-0.2%	$2,409
Operating income	9.1	15.8	+73.9	131

The HE&S segment includes the Televisions and Audio and Video categories. Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices. Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the HE&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 10.

Sales decreased 0.2% year-on-year (a 7% decrease on a constant currency basis) to 289.1 billion yen (2,409 million U.S. dollars).  Sales were essentially flat primarily due to a decrease in home audio and video unit sales reflecting a contraction of the market, offset by an improvement in product mix of LCD televisions reflecting a shift to high value-added models and the impact of foreign exchange rates.

Operating income increased 6.7 billion yen year-on-year to 15.8 billion yen (131 million U.S. dollars).  This increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs as well as the impact of the above-mentioned decrease in home audio and video unit sales.  During the current quarter there was a 10.4 billion yen negative impact from foreign exchange rate fluctuations.

In Televisions, sales* increased 1.6% year-on-year to 203.0 billion yen (1,692 million U.S. dollars).  This increase was primarily due to an improvement in product mix reflecting a shift to high value-added models and the impact of foreign exchange rates, partially offset by a decrease in LCD television unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.  Operating income** increased 4.8 billion yen year-on-year to 9.7 billion yen (81 million U.S. dollars).  This increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and the impact of the decrease in unit sales.

*	Sales for Televisions do not include operating revenue.
**	The operating income in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥240.4	¥258.1	+7.4%	$2,151
Operating income	28.3	32.7	+15.4	272

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales increased 7.4% year-on-year (a 5% decrease on a constant currency basis) to 258.1 billion yen (2,151 million U.S. dollars).  This increase was primarily due to the impact of foreign exchange rates and an increase in demand for image sensors, partially offset by a decrease in battery business sales.  Sales to external customers increased 17.3% year-on-year.

Operating income increased 4.4 billion yen year-on-year to 32.7 billion yen (272 million U.S. dollars).  This increase was primarily due to the positive impact of foreign exchange rates and the above-mentioned impact of an increase in sales of image sensors, partially offset by an increase in depreciation and amortization, an increase in research and development expenses and a decrease in battery business sales.  During the current quarter there was a 12.0 billion yen positive impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the five Electronics* segments above as of September 30, 2015 was 831.0 billion yen (6,925 million U.S. dollars), an increase of 7.8 billion yen, or 0.9% year-on-year.  Inventory increased by 155.4 billion yen, or 23.0% compared with the level as of June 30, 2015.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2016, total inventory of the five Electronics segments as of September 30, 2014 has been reclassified to conform to the presentation for the fiscal year ending March 31, 2016.  For further details, please see Notes on page 10.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥182.2	¥183.7	+0.9%	$1,531
Operating loss	(1.0)	(22.5)	-	(187)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 0.9% year-on-year (a 14% decrease on a U.S. dollar basis) to 183.7 billion yen (1,531 million U.S. dollars).  The decrease in sales on a U.S. dollar basis was primarily due to significantly lower sales for Motion Pictures reflecting lower home entertainment revenues, as the same quarter of the previous fiscal year benefitted from the home entertainment performances of The Amazing Spider-Man 2 and Heaven is for Real, as well as lower television licensing revenues.

Operating loss increased 21.4 billion yen year-on-year to 22.5 billion yen (187 million U.S. dollars).  This deterioration in operating results was primarily due to the impact of the above-mentioned decrease in Motion Pictures sales as well as higher worldwide theatrical marketing expenses due to a greater number of significant theatrical releases in the current quarter as compared to the same quarter of the previous fiscal year.

Music

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥120.6	¥138.7	+15.0%	$1,156
Operating income	12.2	14.6	+20.0	122

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 10.

Sales increased 15.0% year-on-year (a 4% increase on a constant currency basis) to 138.7 billion yen (1,156 million U.S. dollars) primarily due to the impact of the depreciation of the yen against the U.S. dollar.  The increase in sales on a constant currency basis was primarily due to an increase in Visual Media and Platform sales reflecting higher live entertainment venue revenue and higher sales of animation products.  Best-selling titles included David Gilmour’s Rattle that Lock, Future’s DS2 and Maitre Gims’ Mon Coeur Avait Raison.

Operating income increased 2.4 billion yen year-on-year to 14.6 billion yen (122 million U.S. dollars).  This increase was primarily due to an improvement in product mix, reflecting an increase in digital streaming revenues.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Financial services revenue	¥269.6	¥210.7	-21.8%	$1,756
Operating income	47.7	41.2	-13.7	343

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 21.8% year-on-year to 210.7 billion yen (1,756 million U.S. dollars) primarily due to a significant decrease in revenue at Sony Life.  Revenue at Sony Life decreased 26.7% year-on-year to 177.7 billion yen (1,481 million U.S. dollars) due to a significant deterioration in investment performance in the separate account, partially offset by an increase in insurance premium revenue reflecting a steady increase in policy amount in force.  The significant deterioration in investment performance was primarily due to a significant decline in the Japanese stock market during the current quarter, as compared with a rise in the same quarter of the previous fiscal year.

Operating income decreased 6.5 billion yen year-on-year to 41.2 billion yen (343 million U.S. dollars) mainly due to a decrease in operating income at Sony Life.  Operating income at Sony Life decreased 11.0 billion yen year-on-year to 34.7 billion yen (289 million U.S. dollars).  This decrease was primarily due to increases in the amortization of deferred insurance acquisition costs, pertaining to variable insurance, and the provision of policy reserves, pertaining to minimum guarantees for variable insurance, driven by the above-mentioned deterioration in investment performance in the separate account.

All Other

	(Billions of yen, millions of U.S. dollars)
	Second Quarter ended September 30
	2014	2015	Change in yen	2015
Sales and operating revenue	¥86.5	¥87.4	+1.0%	$728
Operating income (loss)	(19.8)	0.5	-	5

All Other included costs related to the PC business in the same quarter of the previous fiscal year.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of All Other of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales increased 1.0% year-on-year to 87.4 billion yen (728 million U.S. dollars).

Operating income of 0.5 billion yen (5 million U.S. dollars) was recorded, compared to an operating loss of 19.8 billion yen in the same quarter of the previous fiscal year. This significant improvement was primarily due to a decrease in PC exit costs, including restructuring charges and after-sales service expenses, as well as the absence of sales company fixed costs charged to the PC business in the same quarter of the previous fiscal year which were allocated based on the prior year results.

Consolidated Results for the Six Months ended September 30, 2015

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2015 and 2014, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2015 (“the current six months”) were 3,700.8 billion yen (30,840 million U.S. dollars), essentially flat year-on-year.  This was primarily due to the significant decrease in sales in the MC segment, offset by the significant increase in sales in the G&NS and the Devices segments, and the impact of foreign exchange rates.

During the current six months, the average rates of the yen were 121.8 yen against the U.S. dollar and 135.0 yen against the euro, which were 15.4% lower and 2.9% higher, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales decreased 7%.  For further detail about sales on a constant currency basis, see Notes on page 10.

In the MC segment, sales decreased primarily due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.  In the G&NS segment, sales increased significantly primarily due to the contribution of PS4 software sales.  In the IP&S segment, sales increased primarily due to an improvement in the product mix of digital cameras reflecting a shift to high value-added models.  In the HE&S segment, sales decreased primarily due to a decrease in LCD televisions and home audio and video unit sales.  In the Devices segment, sales increased significantly mainly due to an increase in sales of image sensors for mobile devices and the impact of foreign exchange rates.  In the Pictures segment, sales decreased due to lower theatrical, television licensing and home entertainment revenues for Motion Pictures.  In the Music segment, sales increased significantly primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and higher Visual Media and Platform sales.  In the Financial Services segment, revenue decreased primarily due to a deterioration in investment performance in the separate account at Sony Life.

Operating income of 184.9 billion yen (1,541 million U.S. dollars) was recorded, compared to an operating loss of 15.8 billion yen in the same period of the previous fiscal year.  This improvement was primarily due to the impairment of goodwill of 176.0 billion yen recorded in the MC segment in the same period of the previous fiscal year, as well as the improvement in the operating results of Devices, Music, G&NS, IP&S and HE&S segments, partially offset by a significant deterioration in the operating results of the Pictures segment.

Operating income during the current six months includes a 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, recorded in the Music Segment, as well as a gain of 12.3 billion yen (101 million U.S. dollars) from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.  The operating loss in the same period of the previous fiscal year included a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination.

In the MC segment, operating loss decreased significantly year-on-year mainly due to the above-mentioned impairment charge recorded in this segment in the same period of the previous fiscal year.  In the G&NS segment, operating income increased significantly year-on-year primarily due to the contribution of PS4 software sales.  In the IP&S segment, operating income increased year-on-year primarily due to an improvement in digital camera product mix.  In the HE&S segment, operating income increased year-on-year primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models.  In the Devices segment, operating income increased mainly due to the favorable impact of exchange rates and an increase in sales of image sensors.  In the Pictures segment, operating results deteriorated significantly primarily due to the above-mentioned decrease in Motion Pictures sales.  In the Music segment, operating income increased significantly primarily due to the above-mentioned gain recorded on the remeasurement to fair value of SME’s 51% equity interest in The Orchard.  In the Financial Services segment, operating income was essentially flat year-on-year.  This result was primarily due to increases in the amortization of deferred insurance acquisition costs, pertaining to variable insurance, and the provision of policy reserves, pertaining to minimum guarantees for variable insurance, driven by the deterioration in investment performance in the separate account, offset by an improvement in investment performance in the general account at Sony Life.

Restructuring charges, net, recorded as operating expenses, amounted to 15.7 billion yen (131 million U.S. dollars) for the current six months, compared to 24.7 billion yen for the same period of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating income, decreased 2.5 billion yen year-on-year to 1.4 billion yen (11 million U.S. dollars).  This decrease was mainly due to the deterioration of equity in net income for Intertrust Technologies Corporation.

The net effect of other income and expenses was income of 26.0 billion yen (216 million U.S. dollars), compared to an expense of 5.8 billion yen in the same period of the previous fiscal year.  This was primarily due to an increase in the gain on sales of securities investments.

Income before income taxes was 210.9 billion yen (1,758 million U.S. dollars) compared to loss of 21.6 billion yen in the same period of the previous fiscal year.

Income taxes: During the current six months, Sony recorded 63.7 billion yen (531 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 30.2%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded in the insurance business, which is subject to lower tax rates, coupled with lower income tax expenses due to profits recorded at Sony Corporation and its national tax filing group in Japan which currently have valuation allowances.  In the same period of the previous fiscal year, 56.1 billion yen of income tax expense was recorded despite the net loss before income taxes.  This was primarily due to the nondeductible goodwill impairment recorded during the same period of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders of 116.0 billion yen (967 million U.S. dollars) was recorded in the current six months, compared to a loss of 109.2 billion yen in the same period of the previous fiscal year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current six months, there was a net cash inflow of 25.5 billion yen (213 million U.S. dollars) from operating activities, a decrease of 78.5 billion yen, or 75.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 211.9 billion yen (1,766 million U.S. dollars), an increase of 101.7 billion yen, or 92.3% year-on-year.  This increase was primarily due to a larger increase in inventories and an increase in film costs, partially offset by factors such as a larger increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 247.9 billion yen (2,066 million U.S. dollars), an increase of 25.8 billion yen, or 11.6% year-on-year.  This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the current six months, Sony used 457.1 billion yen (3,809 million U.S. dollars) of net cash in investing activities, an increase of 174.2 billion yen, or 61.6% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 93.5 billion yen (779 million U.S. dollars), an increase of 93.4 billion yen.  The net cash outflow was due to factors such as an increase in the amount of fixed asset purchases, partially offset by factors such as cash inflow from the sale of certain shares of Olympus Corporation.

The Financial Services segment used 363.5 billion yen (3,029 million U.S. dollars) of net cash, an increase of 80.8 billion yen, or 28.6% year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 305.4 billion yen (2,545 million U.S. dollars), an increase of 195.1 billion yen, or 176.9% year-on-year.

Financing Activities: Net cash provided by financing activities during the current six months was 501.3 billion yen (4,178 million U.S. dollars), compared to a net cash outflow of 273.0 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 324.8 billion yen (2,707 million U.S. dollars) net cash inflow, compared to a net cash outflow of 255.4 billion yen in the same period of the previous fiscal year.  This change was primarily due to the issuance of new stock and convertible bonds in the current quarter.

In the Financial Services segment, financing activities provided 166.0 billion yen (1,383 million U.S. dollars) of net cash, compared to 25.5 billion yen of net cash used in the same period of the previous fiscal year.  This change was primarily due to an increase in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2015 was 1,010.1 billion yen (8,418 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 752.2 billion yen (6,269 million U.S. dollars) at September 30, 2015, an increase of 295.9 billion yen, or 64.8% compared with the balance as of September 30, 2014, and an increase of 10.3 billion yen, or 1.4% compared with the balance as of March 31, 2015.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 536.9 billion yen (4,474 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2015.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 257.9 billion yen (2,149 million U.S. dollars) at September 30, 2015, an increase of 103.7 billion yen, or 67.3% compared with the balance as of September 30, 2014, and an increase of 50.4 billion yen, or 24.3% compared with the balance as of March 31, 2015.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statements of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2014	2015	2015

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥104.1	¥25.5	$213
Net cash used in investing activities reported in the consolidated statements of cash flows	(282.9)	(457.1)	(3,809)
	(178.8)	(431.6)	(3,596)

Less: Net cash provided by operating activities within the Financial Services segment	222.1	247.9	2,066
Less: Net cash used in investing activities within the Financial Services segment	(282.8)	(363.5)	(3,029)
Eliminations *2	7.8	10.6	88

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(110.3)	¥(305.4)	$(2,545)
*2	Eliminations primarily consist of intersegment dividend payments.

Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2015 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2016.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the three and six months ended September 30, 2014 from the three and six months ended September 30, 2015 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the three and six months ended September 30, 2014 from the three and six months ended September 30, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2016

The forecast for consolidated results for the fiscal year ending March 31, 2016, as announced on July 30, 2015, remains unchanged, as per the table below.

	(Billions of yen)
	October Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Sales and operating revenue	¥7,900	¥8,215.9	-3.8%
Operating income	320	68.5	+ ¥251.5 bil
Income before income taxes	345	39.7	+ ¥305.3 bil
Net income (loss) attributable to Sony Corporation’s stockholders	140	(126.0)	+ ¥266.0 bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2016 are the following.  Due to the recent volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their forecasts.  Accordingly, the impact of the difference between the currently assumed rates and the rates used when the individual segments completed their forecasts has been included in the forecast for All Other.

Assumed foreign currency exchange rates for the remainder of the current fiscal year
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 125 yen	approximately 121 yen
1 Euro	approximately 130 yen	approximately 132 yen

(For your reference)
Assumed foreign currency exchange rates for the remainder of the current fiscal year at the time of the July forecast
	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 125 yen	approximately 123 yen
1 Euro	approximately 130 yen	approximately 134 yen

In order to reflect a change as of October 1, 2015 in the Corporate Executive Officer in charge of the medical business, which was previously included in All Other, this business will be included in the IP&S segment from the third quarter of the fiscal year ending March 31, 2016.  In connection with this business segment realignment, the sales and operating revenue and operating income (loss) of the IP&S segment and All Other for the fiscal year ended March 31, 2015 and the July forecast for the fiscal year ending March 31, 2016 have been reclassified in the chart below to conform to the presentation of the October forecast.

Restructuring charges are expected to be approximately 35 billion yen for Sony in the fiscal year ending March 31, 2016, compared to 98.0 billion yen recorded in the fiscal year ended March 31, 2015.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change - October Forecast from
	October Forecast	July Forecast	March 31, 2015 Results	July Forecast	March 31, 2015 Results
Mobile Communications
Sales and operating revenue	¥1,190	¥1,190	¥1,410.2	-	-15.6%
Operating loss	(60)	(60)	(217.6)	-	+ ¥157.6 bil
Game & Network Services
Sales and operating revenue	1,520	1,490	1,388.0	+2.0%	+9.5%
Operating income	80	60	48.1	+ ¥20.0 bil	+ ¥31.9 bil
Imaging Products & Solutions
Sales and operating revenue	720	730	723.9	-1.4%	-0.5%
Operating income	58	48	41.8	+ ¥10.0 bil	+ ¥16.2 bil
Home Entertainment & Sound
Sales and operating revenue	1,140	1,160	1,238.1	-1.7%	-7.9%
Operating income	25	22	24.1	+ ¥3.0 bil	+ ¥0.9 bil
Devices
Sales and operating revenue	1,060	1,100	927.1	-3.6%	+14.3%
Operating income	121	121	89.0	-	+ ¥32.0 bil
Pictures
Sales and operating revenue	1,000	1,020	878.7	-2.0%	+13.8%
Operating income	35	64	58.5	- ¥29.0 bil	- ¥23.5 bil
Music
Sales and operating revenue	550	550	559.2	-	-1.7%
Operating income	74	74	60.6	-	+ ¥13.4 bil
Financial Services
Financial services revenue	1,060	1,060	1,083.6	-	-2.2%
Operating income	175	175	193.3	-	- ¥18.3 bil
All Other, Corporate and Elimination
Operating loss	(188)	(184)	(229.3)	- ¥4.0 bil	+ ¥41.3 bil
Consolidated
Sales and operating revenue	7,900	7,900	8,215.9	-	-3.8%
Operating income	320	320	68.5	-	+ ¥251.5 bil

Game & Network Services
Sales are expected to be higher than the July forecast primarily due to an expected increase in PS4 hardware unit sales and PS4 software sales.  Operating income is expected to be above the July forecast primarily due to an increase in PS4 software sales and PS4 hardware cost reductions.

Imaging Products & Solutions
Sales are expected to be lower than the July forecast primarily due to the impact of foreign exchange rates, partially offset by an upward revision in the annual unit sales forecast for digital cameras.  Operating income is expected to be higher than the July forecast primarily due to an improvement in the product mix of digital cameras reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in sales.

Home Entertainment & Sound
Sales are expected to be lower than the July forecast primarily due to the impact of foreign exchange rates.  Operating income is expected to be higher than the July forecast primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates.

Devices
Sales are expected to be lower than the July forecast mainly due to a decrease in sales of lithium-ion polymer batteries and the impact of a temporary decrease in image sensor production due to a production equipment problem.  Although this production equipment problem has been remedied, sales are expected to decrease in the second half of the current fiscal year as well.  The forecast for operating income remains unchanged from the July forecast mainly due to the above-mentioned decrease in sales being offset mainly by an increase in productivity and yield in the image sensor business as well as a reduction in costs.

Sony is currently in the process of its annual review of its Mid-Range Plan, including for the battery business, which process is ongoing.  With regard to the battery business, increasingly competitive markets affected the current quarter’s financial performance, are a factor in revising downward the full-year forecast, and could continue to adversely affect this business.  It is therefore possible that the above-described business environment might result in an impairment charge against long-lived assets in the battery business.

Pictures
Sales are expected to be lower than the July forecast primarily due to a decrease in Television Productions, Motion Pictures and Media Network sales.  Operating income is expected to be lower than the July forecast primarily due to lower than expected earnings from Motion Pictures’ current year film slate and the negative impact of foreign exchange rates and lower advertising revenues in Media Networks.

The forecasts for sales and operating income for the MC, Music and Financial Services segments remain unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the July forecast.

Consolidated

	(Billions of yen)
	October Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Capital expenditures*	¥510	¥251.0	+103.1%
[additions to property, plant and equipment (included above)	430	164.8	+160.9	]
[additions to intangible assets (included above) *	80	86.2	-7.2	]
Depreciation and amortization**	365	354.6	+2.9
[for property, plant and equipment (included above)	175	165.9	+5.5	]
[for intangible assets (included above)	190	188.8	+0.7	]
Research and development expenses	490	464.3	+5.5
*	Does not include the increase in intangible assets resulting from business acquisitions.
**	The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)
	October Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Capital expenditures*	¥501	¥243.9	+105.4%
[additions to property, plant and equipment (included above)	428	163.4	+161.9	]
[additions to intangible assets (included above) *	73	80.5	-9.3	]
Depreciation and amortization**	294	288.4	+1.9
[for property, plant and equipment (included above)	174	164.7	+5.7	]
[for intangible assets (included above)	120	123.7	-3.0	]
* Does not include the increase in intangible assets resulting from business acquisitions.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/15q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from		September 30
ASSETS	2015	2015	March 31, 2015		2015
Current assets:
Cash and cash equivalents	¥949,413	¥1,010,120	¥	+60,707	$8,418
Marketable securities	936,731	889,623		-47,108	7,414
Notes and accounts receivable, trade	986,500	1,095,632		+109,132	9,130
Allowance for doubtful accounts and sales returns	(86,598)	(86,948)		-350	(725)
Inventories	665,432	948,171		+282,739	7,901
Other receivables	231,947	321,395		+89,448	2,678
Deferred income taxes	47,788	50,675		+2,887	422
Prepaid expenses and other current assets	466,688	480,526		+13,838	4,005
Total current assets	4,197,901	4,709,194		+511,293	39,243

Film costs	305,232	384,676		+79,444	3,206

Investments and advances:
Affiliated companies	171,063	168,905		-2,158	1,408
Securities investments and other	8,360,290	8,640,342		+280,052	72,002
	8,531,353	8,809,247		+277,894	73,410

Property, plant and equipment:
Land	123,629	123,027		-602	1,025
Buildings	679,125	681,927		+2,802	5,683
Machinery and equipment	1,764,241	1,820,603		+56,362	15,172
Construction in progress	35,786	61,013		+25,227	508
	2,602,781	2,686,570		+83,789	22,388
Less-Accumulated depreciation	1,863,496	1,870,998		+7,502	15,592
	739,285	815,572		+76,287	6,796

Other assets:
Intangibles, net	642,361	635,791		-6,570	5,298
Goodwill	561,255	610,738		+49,483	5,089
Deferred insurance acquisition costs	520,571	530,231		+9,660	4,419
Deferred income taxes	89,637	81,847		-7,790	682
Other	246,736	253,882		+7,146	2,117
	2,060,560	2,112,489		+51,929	17,605
Total assets	¥15,834,331	¥16,831,178	¥	+996,847	$140,260

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥62,008	¥273,133	¥	+211,125	$2,276
Current portion of long-term debt	159,517	149,454		-10,063	1,245
Notes and accounts payable, trade	622,215	881,130		+258,915	7,343
Accounts payable, other and accrued expenses	1,374,099	1,374,279		+180	11,452
Accrued income and other taxes	98,414	105,653		+7,239	880
Deposits from customers in the banking business	1,872,965	1,790,920		-82,045	14,924
Other	556,372	543,601		-12,771	4,531
Total current liabilities	4,745,590	5,118,170		+372,580	42,651

Long-term debt	712,087	766,675		+54,588	6,389
Accrued pension and severance costs	298,753	297,205		-1,548	2,477
Deferred income taxes	445,876	425,809		-20,067	3,548
Future insurance policy benefits and other	4,122,372	4,316,443		+194,071	35,970
Policyholders’ account in the life insurance business	2,259,514	2,308,890		+49,376	19,241
Other	316,422	324,509		+8,087	2,705
Total liabilities	12,900,614	13,557,701		+657,087	112,981

Redeemable noncontrolling interest	5,248	7,475		+2,227	62

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	707,038	858,522		+151,484	7,154
Additional paid-in capital	1,185,777	1,323,906		+138,129	11,033
Retained earnings	813,765	917,146		+103,381	7,643
Accumulated other comprehensive income	(385,283)	(451,022)		-65,739	(3,759)
Treasury stock, at cost	(4,220)	(4,205)		+15	(35)
	2,317,077	2,644,347		+327,270	22,036
Noncontrolling interests	611,392	621,655		+10,263	5,181
Total equity	2,928,469	3,266,002		+337,533	27,217
Total liabilities and equity	¥15,834,331	¥16,831,178	¥	+996,847	$140,260

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥1,606,159	¥1,663,614		$13,864
Financial services revenue	268,192	209,035		1,742
Other operating revenue	27,160	20,091		167
	1,901,511	1,892,740	-0.5%	15,773

Costs and expenses:
Cost of sales	1,168,883	1,228,226		10,236
Selling, general and administrative	419,203	418,308		3,486
Financial services expenses	220,831	167,076		1,392
Other operating (income) expense, net	178,811	(7,945)		(66)
	1,987,728	1,805,665	-9.2	15,048

Equity in net income of affiliated companies	629	943	+49.9	8

Operating income (loss)	(85,588)	88,018	–	733

Other income:
Interest and dividends	2,337	3,664		31
Gain on sale of securities investments, net	2,386	795		7
Other	1,465	539		4
	6,188	4,998	-19.2	42

Other expenses:
Interest	6,047	6,581		55
Foreign exchange loss, net	2,592	12,602		105
Other	1,916	1,639		13
	10,555	20,822	+97.3	173

Income (loss) before income taxes	(89,955)	72,194	–	602

Income taxes	30,078	23,866		199

Net income (loss)	(120,033)	48,328	–	403

Less - Net income attributable to noncontrolling interests	15,936	14,775		123

Net income (loss) attributable to Sony Corporation’s stockholders	¥(135,969)	¥33,553	–%	$280

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥(124.32)	¥26.64	–%	$0.22
— Diluted	(124.32)	26.10	–	0.22

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2014	2015	Change from 2014	2015

Net income (loss)	¥(120,033)	¥48,328	–%	$403

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	13,191	(10,800)		(90)
Unrealized losses on derivative instruments	－	(1,105)		(9)
Pension liability adjustment	414	705		6
Foreign currency translation adjustments	51,557	(39,508)		(330)

Total comprehensive loss	(54,871)	(2,380)	–	(20)

Less - Comprehensive income attributable to noncontrolling interests	19,655	12,910		107

Comprehensive loss attributable to Sony Corporation’s stockholders	¥(74,526)	¥(15,290)	–%	$(127)

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥3,145,965	¥3,166,925		$26,391
Financial services revenue	513,942	486,724		4,056
Other operating revenue	51,512	47,150		393
	3,711,419	3,700,799	-0.3%	30,840

Costs and expenses:
Cost of sales	2,319,722	2,362,495		19,687
Selling, general and administrative	829,650	797,030		6,642
Financial services expenses	422,509	399,114		3,326
Other operating (income) expense, net	159,142	(41,399)		(345)
	3,731,023	3,517,240	-5.7	29,310

Equity in net income of affiliated companies	3,830	1,366	-64.3	11

Operating income (loss)	(15,774)	184,925	–	1,541

Other income:
Interest and dividends	5,752	6,316		53
Gain on sale of securities investments, net	7,586	51,577		430
Other	2,082	1,186		10
	15,420	59,079	+283.1	493

Other expenses:
Interest	12,459	10,975		91
Foreign exchange loss, net	4,568	18,348		153
Other	4,197	3,777		32
	21,224	33,100	+56.0	276

Income (loss) before income taxes	(21,578)	210,904	–	1,758

Income taxes	56,124	63,678		531

Net income (loss)	(77,702)	147,226	–	1,227

Less - Net income attributable to noncontrolling interests	31,459	31,232		260

Net income (loss) attributable to Sony Corporation’s stockholders	¥(109,161)	¥115,994	–%	$967

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥(102.14)	¥95.53	–%	$0.80
— Diluted	(102.14)	94.41	–	0.79

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2014	2015	Change from 2014	2015

Net income (loss)	¥(77,702)	¥147,226	–%	$1,227

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	15,066	(57,866)		(483)
Unrealized losses on derivative instruments	－	(1,741)		(15)
Pension liability adjustment	750	907		8
Foreign currency translation adjustments	30,717	(11,901)		(99)

Total comprehensive income (loss)	(31,169)	76,625	–	638

Less - Comprehensive income attributable to noncontrolling interests	38,382	26,370		220

Comprehensive income (loss) attributable to Sony Corporation’s stockholders	¥(69,551)	¥50,255	–%	$418

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	91	–	91
Conversion of zero coupon convertible bonds	100,400	–	100,400
Stock based compensation	529	–	529

Comprehensive income:
Net income (loss)	(109,161)	31,459	(77,702)
Other comprehensive income, net of tax –
Unrealized gains on securities	10,427	4,639	15,066
Pension liability adjustment	788	(38)	750
Foreign currency translation adjustments	28,395	2,322	30,717
Total comprehensive income (loss)	(69,551)	38,382	(31,169)

Dividends declared	–	(12,270)	(12,270)
Transactions with noncontrolling interests shareholders and other	(2,837)	1,296	(1,541)
Balance at September 30, 2014	¥2,286,769	¥552,412	¥2,839,181

Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	301,708	–	301,708
Exercise of stock acquisition rights	1,260	–	1,260
Stock based compensation	586	–	586

Comprehensive income:
Net income	115,994	31,232	147,226
Other comprehensive income, net of tax –
Unrealized losses on securities	(52,865)	(5,001)	(57,866)
Unrealized losses on derivative instruments	(1,741)	–	(1,741)
Pension liability adjustment	904	3	907
Foreign currency translation adjustments	(12,037)	136	(11,901)
Total comprehensive income	50,255	26,370	76,625

Dividends declared	(12,612)	(18,655)	(31,267)
Transactions with noncontrolling interests shareholders and other	(13,927)	2,548	(11,379)
Balance at September 30, 2015	¥2,644,347	¥621,655	¥3,266,002

On July 21, 2015, Sony issued 87,200,000 new shares of common stock by way of a Japanese public offering and an international offering. In addition, on August 18, 2015, Sony issued 4,800,000 new shares of common stock by way of third-party allotment in connection with secondary offering of shares to cover over-allotments.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	$19,310	$5,095	$24,405
Issuance of new shares	2,514	–	2,514
Exercise of stock acquisition rights	11	–	11
Stock based compensation	5	–	5

Comprehensive income:
Net income	967	260	1,227
Other comprehensive income, net of tax –
Unrealized losses on securities	(442)	(41)	(483)
Unrealized losses on derivative instruments	(15)	–	(15)
Pension liability adjustment	8	0	8
Foreign currency translation adjustments	(100)	1	(99)
Total comprehensive income	418	220	638

Dividends declared	(106)	(155)	(261)
Transactions with noncontrolling interests shareholders and other	(116)	21	(95)
Balance at September 30, 2015	$22,036	$5,181	$27,217

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2014	2015	2015
Cash flows from operating activities:
Net income (loss)	¥(77,702)	¥147,226	$1,227
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	166,747	184,055	1,534
Amortization of film costs	127,868	118,669	989
Accrual for pension and severance costs, less payments	(5,754)	(4,794)	(40)
Other operating (income) expense, net	159,142	(41,399)	(345)
Gain on sale or devaluation of securities investments, net	(7,582)	(51,572)	(430)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(37,019)	46,866	391
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,251)	2,666	22
Deferred income taxes	(1,783)	10,421	87
Equity in net income of affiliated companies, net of dividends	681	307	3
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(102,544)	(105,253)	(877)
Increase in inventories	(190,425)	(298,961)	(2,491)
Increase in film costs	(129,316)	(200,044)	(1,667)
Increase in notes and accounts payable, trade	163,389	262,949	2,191
Increase in accrued income and other taxes	19,036	4,657	39
Increase in future insurance policy benefits and other	223,669	176,455	1,470
Increase in deferred insurance acquisition costs	(38,560)	(45,273)	(377)
Increase in marketable securities held in the financial services business for trading purposes	(30,631)	(46,947)	(391)
Increase in other current assets	(100,128)	(79,972)	(666)
Increase (decrease) in other current liabilities	1,836	(77,940)	(650)
Other	(35,598)	23,425	194
Net cash provided by operating activities	104,075	25,541	213

Cash flows from investing activities:
Payments for purchases of fixed assets	(95,778)	(161,954)	(1,350)
Proceeds from sales of fixed assets	30,407	10,049	84
Payments for investments and advances by financial services business	(459,625)	(706,663)	(5,889)
Payments for investments and advances (other than financial services business)	(9,408)	(7,252)	(60)
Proceeds from sales or return of investments and collections of advances by financial services business	232,550	347,989	2,900
Proceeds from sales or return of investments and collections of advances (other than financial services business)	32,916	78,104	651
Proceeds from sales of businesses	–	17,790	148
Other	(13,921)	(35,135)	(293)
Net cash used in investing activities	(282,859)	(457,072)	(3,809)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,471	19,627	164
Payments of long-term debt	(231,652)	(104,768)	(873)
Increase (decrease) in short-term borrowings, net	(926)	213,787	1,782
Decrease in deposits from customers in the financial services business, net	(22,750)	(14,561)	(121)
Proceeds from issuance of convertible bonds	–	120,000	1,000
Proceeds from issuance of new shares	–	301,708	2,514
Dividends paid	(13,060)	(105)	(1)
Other	(17,100)	(34,381)	(287)
Net cash provided by (used in) financing activities	(273,017)	501,307	4,178

Effect of exchange rate changes on cash and cash equivalents	15,844	(9,069)	(76)

Net increase (decrease) in cash and cash equivalents	(435,957)	60,707	506
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,912

Cash and cash equivalents at end of the period	¥610,509	¥1,010,120	$8,418

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2014	2015	Change	2015

Mobile Communications
Customers	¥329,212	¥278,279	-15.5%	$2,319
Intersegment	254	946		8
Total	329,466	279,225	-15.2	2,327

Game & Network Services
Customers	285,754	341,082	+19.4	2,842
Intersegment	23,725	19,600		164
Total	309,479	360,682	+16.5	3,006

Imaging Products & Solutions
Customers	177,152	183,156	+3.4	1,526
Intersegment	1,458	2,855		24
Total	178,610	186,011	+4.1	1,550

Home Entertainment & Sound
Customers	288,864	288,201	-0.2	2,402
Intersegment	795	864		7
Total	289,659	289,065	-0.2	2,409

Devices
Customers	173,846	203,981	+17.3	1,700
Intersegment	66,569	54,122		451
Total	240,415	258,103	+7.4	2,151

Pictures
Customers	181,907	183,586	+0.9	1,530
Intersegment	276	156		1
Total	182,183	183,742	+0.9	1,531

Music
Customers	116,716	135,079	+15.7	1,126
Intersegment	3,903	3,592		30
Total	120,619	138,671	+15.0	1,156

Financial Services
Customers	268,192	209,035	-22.1	1,742
Intersegment	1,384	1,697		14
Total	269,576	210,732	-21.8	1,756

All Other
Customers	64,872	63,967	-1.4	533
Intersegment	21,657	23,401		195
Total	86,529	87,368	+1.0	728

Corporate and elimination	(105,025)	(100,859)	–	(841)
Consolidated total	¥1,901,511	¥1,892,740	-0.5%	$15,773

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Operating income (loss)	2014	2015	Change	2015
Mobile Communications	¥(170,588)	¥(20,601)	–%	$(172)
Game & Network Services	21,790	23,920	+9.8	199
Imaging Products & Solutions	20,098	25,854	+28.6	215
Home Entertainment & Sound	9,065	15,763	+73.9	131
Devices	28,335	32,690	+15.4	272
Pictures	(1,041)	(22,466)	–	(187)
Music	12,163	14,590	+20.0	122
Financial Services	47,686	41,175	-13.7	343
All Other	(19,784)	456	–	5
Total	(52,276)	111,381	–	928

Corporate and elimination	(33,312)	(23,363)	–	(195)
Consolidated total	¥(85,588)	¥88,018	–%	$733

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2014 and 2015 was 4,922 million yen and 9,705 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2014	2015	Change	2015

Mobile Communications
Customers	¥663,954	¥557,815	-16.0%	$4,648
Intersegment	492	1,934		17
Total	664,446	559,749	-15.8	4,665

Game & Network Services
Customers	517,122	606,980	+17.4	5,058
Intersegment	49,887	42,291		353
Total	567,009	649,271	+14.5	5,411

Imaging Products & Solutions
Customers	341,288	351,413	+3.0	2,928
Intersegment	1,922	4,969		42
Total	343,210	356,382	+3.8	2,970

Home Entertainment & Sound
Customers	581,913	540,688	-7.1	4,506
Intersegment	1,489	1,526		12
Total	583,402	542,214	-7.1	4,518

Devices
Customers	310,581	396,986	+27.8	3,308
Intersegment	105,919	99,014		825
Total	416,500	496,000	+19.1	4,133

Pictures
Customers	376,573	355,006	-5.7	2,958
Intersegment	380	285		3
Total	376,953	355,291	-5.7	2,961

Music
Customers	231,577	262,059	+13.2	2,184
Intersegment	9,079	6,803		57
Total	240,656	268,862	+11.7	2,241

Financial Services
Customers	513,942	486,724	-5.3	4,056
Intersegment	2,601	3,394		28
Total	516,543	490,118	-5.1	4,084

All Other
Customers	147,694	124,442	-15.7	1,037
Intersegment	41,754	42,267		352
Total	189,448	166,709	-12.0	1,389

Corporate and elimination	(186,748)	(183,797)	–	(1,532)
Consolidated total	¥3,711,419	¥3,700,799	-0.3%	$30,840

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Operating income (loss)	2014	2015	Change	2015

Mobile Communications	¥(172,197)	¥(43,525)	–%	$(363)
Game & Network Services	26,109	43,379	+66.1	361
Imaging Products & Solutions	37,507	47,125	+25.6	393
Home Entertainment & Sound	17,899	26,686	+49.1	222
Devices	39,835	63,032	+58.2	525
Pictures	6,790	(34,153)	–	(285)
Music	23,797	46,340	+94.7	386
Financial Services	91,458	87,147	-4.7	726
All Other	(39,735)	(4,504)	–	(36)
Total	31,463	231,527	+635.9	1,929

Corporate and elimination	(47,237)	(46,602)	–	(388)
Consolidated total	¥(15,774)	¥184,925	–%	$1,541

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2014 and 2015 was 12,838 million yen and 16,708 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥329,212	¥278,279	-15.5%	$2,319

Game & Network Services
Hardware	160,689	168,434	+4.8	1,404
Network	71,123	111,534	+56.8	929
Other	53,942	61,114	+13.3	509
Total	285,754	341,082	+19.4	2,842

Imaging Products & Solutions
Digital Imaging Products	109,565	112,844	+3.0	940
Professional Solutions	64,822	67,411	+4.0	562
Other	2,765	2,901	+4.9	24
Total	177,152	183,156	+3.4	1,526

Home Entertainment & Sound
Televisions	199,742	203,008	+1.6	1,692
Audio and Video	89,023	85,162	-4.3	710
Other	99	31	-68.7	–
Total	288,864	288,201	-0.2	2,402

Devices
Semiconductors	118,095	149,510	+26.6	1,246
Components	54,287	52,216	-3.8	435
Other	1,464	2,255	+54.0	19
Total	173,846	203,981	+17.3	1,700

Pictures
Motion Pictures	97,339	91,152	-6.4	760
Television Productions	44,259	42,333	-4.4	353
Media Networks	40,309	50,101	+24.3	417
Total	181,907	183,586	+0.9	1,530

Music
Recorded Music	80,429	90,567	+12.6	755
Music Publishing	16,366	17,698	+8.1	148
Visual Media and Platform	19,921	26,814	+34.6	223
Total	116,716	135,079	+15.7	1,126

Financial Services	268,192	209,035	-22.1	1,742
All Other	64,872	63,967	-1.4	533
Corporate	14,996	6,374	-57.5	53
Consolidated total	¥1,901,511	¥1,892,740	-0.5%	$15,773

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥663,954	¥557,815	-16.0%	$4,648

Game & Network Services
Hardware	297,562	297,899	+0.1	2,482
Network	140,376	217,335	+54.8	1,811
Other	79,184	91,746	+15.9	765
Total	517,122	606,980	+17.4	5,058

Imaging Products & Solutions
Digital Imaging Products	215,700	220,000	+2.0	1,833
Professional Solutions	120,538	124,531	+3.3	1,038
Other	5,050	6,882	+36.3	57
Total	341,288	351,413	+3.0	2,928

Home Entertainment & Sound
Televisions	404,731	371,928	-8.1	3,099
Audio and Video	176,437	166,473	-5.6	1,387
Other	745	2,287	+207.0	20
Total	581,913	540,688	-7.1	4,506

Devices
Semiconductors	203,043	289,925	+42.8	2,416
Components	104,326	102,371	-1.9	853
Other	3,212	4,690	+46.0	39
Total	310,581	396,986	+27.8	3,308

Pictures
Motion Pictures	201,965	149,327	-26.1	1,244
Television Productions	86,621	93,308	+7.7	778
Media Networks	87,987	112,371	+27.7	936
Total	376,573	355,006	-5.7	2,958

Music
Recorded Music	159,824	179,895	+12.6	1,499
Music Publishing	32,654	35,542	+8.8	296
Visual Media and Platform	39,099	46,622	+19.2	389
Total	231,577	262,059	+13.2	2,184

Financial Services	513,942	486,724	-5.3	4,056
All Other	147,694	124,442	-15.7	1,037
Corporate	26,775	18,686	-30.2	157
Consolidated total	¥3,711,419	¥3,700,799	-0.3%	$30,840

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Depreciation and amortization	2014	2015	Change	2015

Mobile Communications	¥4,951	¥6,011	+21.4%	$50
Game & Network Services	4,426	4,507	+1.8	38
Imaging Products & Solutions	8,293	6,795	-18.1	57
Home Entertainment & Sound	6,138	5,806	-5.4	48
Devices	21,588	26,935	+24.8	224
Pictures	4,691	5,471	+16.6	46
Music	3,669	4,624	+26.0	39
Financial Services, including deferred insurance acquisition costs	13,602	24,044	+76.8	200
All Other	2,461	1,883	-23.5	15
Total	69,819	86,076	+23.3	717

Corporate	12,630	10,958	-13.2	92
Consolidated total	¥82,449	¥97,034	+17.7%	$809

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥44	¥–	¥44
Game & Network Services	–	–	–
Imaging Products & Solutions	71	–	71
Home Entertainment & Sound	37	–	37
Devices	2,819	4	2,823
Pictures	16	–	16
Music	35	–	35
Financial Services	–	–	–
All Other and Corporate	6,398	–	6,398
Consolidated total	¥9,420	¥4	¥9,424

	Three months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥4,033	¥225	¥4,258
Game & Network Services	–	–	–
Imaging Products & Solutions	16	–	16
Home Entertainment & Sound	5	–	5
Devices	34	–	34
Pictures	121	–	121
Music	258	–	258
Financial Services	–	–	–
All Other and Corporate	774	139	913
Consolidated total	¥5,241	¥364	¥5,605

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$35	$2	$37
Game & Network Services	–	–	–
Imaging Products & Solutions	1	–	1
Home Entertainment & Sound	–	–	–
Devices	–	–	–
Pictures	1	–	1
Music	2	–	2
Financial Services	–	–	–
All Other and Corporate	6	1	7
Consolidated total	$45	$3	$48

Other Items
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Depreciation and amortization	2014	2015	Change	2015

Mobile Communications	¥11,900	¥12,207	+2.6%	$102
Game & Network Services	8,426	9,147	+8.6	76
Imaging Products & Solutions	15,260	13,807	-9.5	115
Home Entertainment & Sound	12,243	11,387	-7.0	95
Devices	42,602	51,070	+19.9	426
Pictures	9,256	10,723	+15.8	89
Music	7,263	8,805	+21.2	73
Financial Services, including deferred insurance acquisition costs	29,221	40,565	+38.8	338
All Other	5,175	3,583	-30.8	30
Total	141,346	161,294	+14.1	1,344

Corporate	25,401	22,761	-10.4	190
Consolidated total	¥166,747	¥184,055	+10.4%	$1,534

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥57	¥–	¥57
Game & Network Services	64	–	64
Imaging Products & Solutions	200	–	200
Home Entertainment & Sound	577	–	577
Devices	3,361	4	3,365
Pictures	16	–	16
Music	60	–	60
Financial Services	–	–	–
All Other and Corporate	19,678	669	20,347
Consolidated total	¥24,013	¥673	¥24,686

	Six months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥11,770	¥540	¥12,310
Game & Network Services	15	–	15
Imaging Products & Solutions	60	–	60
Home Entertainment & Sound	(52)	–	(52)
Devices	4	–	4
Pictures	170	–	170
Music	335	–	335
Financial Services	–	–	–
All Other and Corporate	2,352	542	2,894
Consolidated total	¥14,654	¥1,082	¥15,736

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Six months ended September 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$98	$5	$103
Game & Network Services	－	－	－
Imaging Products & Solutions	1	－	1
Home Entertainment & Sound	－	－	－
Devices	－	－	－
Pictures	1	－	1
Music	3	－	3
Financial Services	－	－	－
All Other and Corporate	19	4	23
Consolidated total	$122	$9	$131

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥499,545	¥495,531	-0.8%	$4,129
United States	327,838	393,618	+20.1	3,280
Europe	461,395	435,179	-5.7	3,626
China	144,540	150,595	+4.2	1,255
Asia-Pacific	259,396	237,662	-8.4	1,981
Other Areas	208,797	180,155	-13.7	1,502
Total	¥1,901,511	¥1,892,740	-0.5%	$15,773

	Six months ended September 30
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥1,010,924	¥1,057,112	+4.6%	$8,809
United States	633,124	746,011	+17.8	6,217
Europe	853,591	802,884	-5.9	6,691
China	277,581	281,296	+1.3	2,344
Asia-Pacific	504,269	476,609	-5.5	3,972
Other Areas	431,930	336,887	-22.0	2,807
Total	¥3,711,419	¥3,700,799	-0.3%	$30,840

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥207,527	¥257,897	$2,149
Marketable securities	933,424	886,371	7,386
Other	147,663	149,549	1,247
	1,288,614	1,293,817	10,782

Investments and advances	8,217,715	8,590,475	71,587
Property, plant and equipment	17,305	18,353	153
Other assets:
Deferred insurance acquisition costs	520,571	530,231	4,419
Other	45,645	52,282	435
	566,216	582,513	4,854
Total assets	¥10,089,850	¥10,485,158	$87,376

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,351	¥194,247	$1,619
Deposits from customers in the banking business	1,872,965	1,790,920	14,924
Other	199,098	207,219	1,727
	2,078,414	2,192,386	18,270

Long-term debt	44,460	54,542	455
Future insurance policy benefits and other	4,122,372	4,316,443	35,970
Policyholders’ account in the life insurance business	2,259,514	2,308,890	19,241
Other	335,964	332,557	2,770
Total liabilities	8,840,724	9,204,818	76,706

Equity:
Stockholders’ equity of Financial Services	1,247,840	1,279,036	10,659
Noncontrolling interests	1,286	1,304	11
Total equity	1,249,126	1,280,340	10,670
Total liabilities and equity	¥10,089,850	¥10,485,158	$87,376

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥741,886	¥752,223	$6,269
Marketable securities	3,307	3,252	28
Notes and accounts receivable, trade	893,847	1,001,500	8,346
Other	1,272,562	1,660,491	13,836
	2,911,602	3,417,466	28,479

Film costs	305,232	384,676	3,206
Investments and advances	395,189	299,590	2,497
Investments in Financial Services, at cost	111,476	111,476	929
Property, plant and equipment	720,694	795,933	6,633
Other assets	1,497,805	1,533,433	12,777
Total assets	¥5,941,998	¥6,542,574	$54,521

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥215,175	¥228,340	$1,903
Notes and accounts payable, trade	622,215	881,130	7,343
Other	1,832,085	1,818,399	15,153
	2,669,475	2,927,869	24,399

Long-term debt	671,104	715,596	5,963
Accrued pension and severance costs	274,220	271,882	2,266
Other	478,704	470,187	3,918
Total liabilities	4,093,503	4,385,534	36,546

Redeemable noncontrolling interest	5,248	7,475	62

Equity:
Stockholders’ equity of Sony without Financial Services	1,733,233	2,041,784	17,015
Noncontrolling interests	110,014	107,781	898
Total equity	1,843,247	2,149,565	17,913
Total liabilities and equity	¥5,941,998	¥6,542,574	$54,521

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥949,413	¥1,010,120	$8,418
Marketable securities	936,731	889,623	7,414
Notes and accounts receivable, trade	899,902	1,008,684	8,405
Other	1,411,855	1,800,767	15,006
	4,197,901	4,709,194	39,243

Film costs	305,232	384,676	3,206
Investments and advances	8,531,353	8,809,247	73,410
Property, plant and equipment	739,285	815,572	6,796
Other assets:
Deferred insurance acquisition costs	520,571	530,231	4,419
Other	1,539,989	1,582,258	13,186
	2,060,560	2,112,489	17,605
Total assets	¥15,834,331	¥16,831,178	$140,260

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥221,525	¥422,587	$3,521
Notes and accounts payable, trade	622,215	881,130	7,343
Deposits from customers in the banking business	1,872,965	1,790,920	14,924
Other	2,028,885	2,023,533	16,863
	4,745,590	5,118,170	42,651

Long-term debt	712,087	766,675	6,389
Accrued pension and severance costs	298,753	297,205	2,477
Future insurance policy benefits and other	4,122,372	4,316,443	35,970
Policyholders’ account in the life insurance business	2,259,514	2,308,890	19,241
Other	762,298	750,318	6,253
Total liabilities	12,900,614	13,557,701	112,981

Redeemable noncontrolling interest	5,248	7,475	62

Equity:
Sony Corporation’s stockholders’ equity	2,317,077	2,644,347	22,036
Noncontrolling interests	611,392	621,655	5,181
Total equity	2,928,469	3,266,002	27,217
Total liabilities and equity	¥15,834,331	¥16,831,178	$140,260

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2014	2015	Change	2015

Financial services revenue	¥269,576	¥210,732	-21.8%	$1,756
Financial services expenses	222,224	168,775	-24.1	1,406
Equity in net income (loss) of affiliated companies	334	(782)	–	(7)
Operating income	47,686	41,175	-13.7	343
Other income (expenses), net	–	–	–	–
Income before income taxes	47,686	41,175	-13.7	343
Income taxes and other	14,786	12,199	-17.5	102
Net income of Financial Services	¥32,900	¥28,976	-11.9%	$241

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥1,634,224	¥1,685,275	+3.1%	$14,044
Costs and expenses	1,716,280	1,640,158	-4.4	13,669
Equity in net income of affiliated companies	295	1,725	+484.7	15
Operating income (loss)	(81,761)	46,842	–	390
Other income (expenses), net	(4,366)	(15,824)	–	(132)
Income (loss) before income taxes	(86,127)	31,018	–	258
Income taxes and other	18,069	14,829	-17.9	123
Net income (loss) of Sony without Financial Services	¥(104,196)	¥16,189	–%	$135

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2014	2015	Change	2015

Financial services revenue	¥268,192	¥209,035	-22.1%	$1,742
Net sales and operating revenue	1,633,319	1,683,705	+3.1	14,031
	1,901,511	1,892,740	-0.5	15,773
Costs and expenses	1,987,728	1,805,665	-9.2	15,048
Equity in net income of affiliated companies	629	943	+49.9	8
Operating income (loss)	(85,588)	88,018	–	733
Other income (expenses), net	(4,367)	(15,824)	–	(131)
Income (loss) before income taxes	(89,955)	72,194	–	602
Income taxes and other	46,014	38,641	-16.0	322
Net income (loss) attributable to Sony Corporation's stockholders	¥(135,969)	¥33,553	–%	$280

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2014	2015	Change	2015

Financial services revenue	¥516,543	¥490,118	-5.1%	$4,084
Financial services expenses	425,141	402,511	-5.3	3,354
Equity in net income (loss) of affiliated companies	56	(460)	–	(4)
Operating income	91,458	87,147	-4.7	726
Other income (expenses), net	–	–	–	–
Income before income taxes	91,458	87,147	-4.7	726
Income taxes and other	28,637	26,059	-9.0	217
Net income of Financial Services	¥62,821	¥61,088	-2.8%	$509

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥3,199,509	¥3,216,252	+0.5%	$26,802
Costs and expenses	3,259,003	3,120,306	-4.3	26,002
Equity in net income of affiliated companies	3,774	1,826	-51.6	15
Operating income (loss)	(55,720)	97,772	–	815
Other income (expenses), net	2,027	36,424	+1,696.9	303
Income (loss) before income taxes	(53,693)	134,196	–	1,118
Income taxes and other	33,817	44,415	+31.3	370
Net income (loss) of Sony without Financial Services	¥(87,510)	¥89,781	–%	$748

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2014	2015	Change	2015

Financial services revenue	¥513,942	¥486,724	-5.3%	$4,056
Net sales and operating revenue	3,197,477	3,214,075	+0.5	26,784
	3,711,419	3,700,799	-0.3	30,840
Costs and expenses	3,731,023	3,517,240	-5.7	29,310
Equity in net income of affiliated companies	3,830	1,366	-64.3	11
Operating income (loss)	(15,774)	184,925	–	1,541
Other income (expenses), net	(5,804)	25,979	–	217
Income (loss) before income taxes	(21,578)	210,904	–	1,758
Income taxes and other	87,583	94,910	+8.4	791
Net income (loss) attributable to Sony Corporation’s stockholders	¥(109,161)	¥115,994	–%	$967

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2014	2015	2015

Net cash provided by operating activities	¥222,115	¥247,888	$2,066
Net cash used in investing activities	(282,765)	(363,535)	(3,029)
Net cash provided by (used in) financing activities	(25,488)	166,017	1,383
Net increase (decrease) in cash and cash equivalents	(86,138)	50,370	420
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527	1,729
Cash and cash equivalents at end of the period	¥154,194	¥257,897	$2,149

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2014	2015	2015

Net cash used in operating activities	¥(110,210)	¥(211,895)	$(1,766)
Net cash used in investing activities	(94)	(93,536)	(779)
Net cash provided by (used in) financing activities	(255,359)	324,837	2,707
Effect of exchange rate changes on cash and cash equivalents	15,844	(9,069)	(76)
Net increase (decrease) in cash and cash equivalents	(349,819)	10,337	86
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886	6,183
Cash and cash equivalents at end of the period	¥456,315	¥752,223	$6,269

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2014	2015	2015

Net cash provided by operating activities	¥104,075	¥25,541	$213
Net cash used in investing activities	(282,859)	(457,072)	(3,809)
Net cash provided by (used in) financing activities	(273,017)	501,307	4,178
Effect of exchange rate changes on cash and cash equivalents	15,844	(9,069)	(76)
Net increase (decrease) in cash and cash equivalents	(435,957)	60,707	506
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,912
Cash and cash equivalents at end of the period	¥610,509	¥1,010,120	$8,418

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2015.

2.	As of September 30, 2015, Sony had 1,292 consolidated subsidiaries (including variable interest entities) and 104 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock is as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net income (loss) attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,093,725	1,259,567
— Diluted	1,093,725	1,285,541

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net income (loss) attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,068,703	1,214,268
— Diluted	1,068,703	1,228,680

All potential shares were excluded as anti-dilutive for the three and six months ended September 30, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders. The dilutive effect in the weighted-average number of outstanding shares for the three and six months ended September 30, 2015 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations.  Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations.  Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation.  This guidance was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings
In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings.  The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately.  The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings.  Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015.  The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s result of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations, which were in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.  For further details of current segments and categories, see page F-8 and F-9.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2014 have been made to conform to the presentation for the three and six months ended September 30, 2015.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2014	2015	2015
Capital expenditures*	¥57,393	¥115,841	$965
(Additions to property, plant and equipment)	(39,199)	(98,580)	(821)
(Additions to intangible assets)	(18,194)	(17,261)	(144)
Depreciation and amortization expenses**	82,449	97,034	809
(Depreciation expenses for property, plant and equipment)	(39,411)	(44,455)	(371)
(Amortization expenses for intangible assets)	(43,038)	(52,579)	(438)
Research and development expenses	115,080	114,269	952

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2014	2015	2015
Capital expenditures*	¥112,621	¥209,602	$1,747
(Additions to property, plant and equipment)	(76,326)	(176,065)	(1,467)
(Additions to intangible assets)	(36,295)	(33,537)	(280)
Depreciation and amortization expenses**	166,747	184,055	1,534
(Depreciation expenses for property, plant and equipment)	(77,985)	(86,386)	(720)
(Amortization expenses for intangible assets)	(88,762)	(97,669)	(814)
Research and development expenses	222,006	225,580	1,880

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.